August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Pamela Long; Michael Davis

Re:         Avista Public Acquisition Corp. II

Registration Statement on Form S-1

Filed June 17, 2021, as amended

File No. 333-257177

Dear Ms. Long & Mr. Davis:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Avista Public Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 1,000 copies of the Preliminary Prospectus dated August 9, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Underwriters

By:	/s/ Ryan Kelley
Name:Ryan Kelley
Title:Director